Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                12 February 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                               ANTITRUST POSITION

Carnival continues to believe, and has been so advised, that there is no material difference in the regulatory analysis between a Carnival/P&O Princess combination and a Royal Caribbean/P&O Princess combination. Carnival strongly believes that its Increased Offer is as deliverable as the Royal Caribbean Proposal.

In the light of P&O Princess' continued rejection of Carnival's offer on the grounds of antitrust concerns, Carnival has today written to P&O Princess to request a meeting to discuss the antitrust position in detail. A copy of the letter is attached.

US

Carnival filed for antitrust clearance under the Hart Scott Rodino Act on 21 December 2001. On 22 January 2002, Carnival announced that, as expected, it had received a request for additional information from the Federal Trade Commission (the "FTC") with respect to a Carnival/P&O Princess combination. On 24 January 2002, P&O Princess acknowledged that it had received a similar request from the FTC with respect to both Carnival's offer and the Royal Caribbean Proposal. On 25 January 2002, Royal Caribbean announced that it had received a similar request from the FTC in respect of the Royal Caribbean Proposal. There has been no change to Carnival's expectation that the FTC will conclude its antitrust review of both Carnival's offer and the Royal Caribbean Proposal on the same timetable.

EUROPE

Carnival's offer is subject to review by the European Commission. Carnival has had and is continuing its substantive discussions with the European Commission in Brussels. Carnival's filing is in an advanced stage and will be filed with the European Commission before the end of February. Accordingly, Carnival and its advisors continue to expect that the EU antitrust review should be concluded before the FTC decision is known, based on the normal EU timetable.

The decision by the UK Secretary of State for Trade and Industry to refer the Royal Caribbean Proposal to the Competition Commission does not affect the advice that Carnival has received about the prospects for clearance of its offer by the European Commission. Carnival notes that the reference to the Competition Commission refers to issues which are specific to Royal Caribbean and P&O Princess in the UK. The outcome of the UK antitrust process for the Royal Caribbean Proposal will not be known until late May at the earliest.

CARNIVAL'S COMMITMENT TO OBTAINING CLEARANCE

Carnival wishes to confirm that it has had no discussions with US or EU antitrust regulators relating to the disposal of any of its businesses, whether Carnival Cruise Lines, Costa, Cunard, Holland American Lines, Seabourn, Windstar, Holland American Tours or other. Nevertheless, Carnival confirms it would be prepared to consider making such non-material disposals as the regulators may require in order to obtain regulatory clearance, and will work constructively with the antitrust regulators in the US and Europe to enable it to complete its offer for P&O Princess. The materiality of any such disposals could only be assessed in the context of actual discussions with the appropriate regulatory authority at the relevant time.

A description of Carnival's businesses is set out in Appendix I to this announcement.

Attached is the text of the letter sent today by Carnival to Peter Ratcliffe, Chief Executive Officer of P&O Princess.

"
                                                                12 February 2002

Dear Peter

We are pleased that you have acknowledged that our Increased Offer is at a level which reflects a "realistic" value for P&O Princess. We remain concerned, however, that you have not acknowledged that our offer is as deliverable as the Royal Caribbean Proposal on antitrust grounds.

We understand that you may be restricted from speaking to us under the terms of your contractual arrangements with Royal Caribbean. However, if you are able to meet us without breaching these arrangements, we would like to present to you in detail our analysis on the antitrust position and why we believe that our offer faces no greater risk than that faced by the Royal Caribbean Proposal. We have received detailed advice from our US and European antitrust lawyers, Hogan & Hartson and Herbert Smith, on this matter and are firmly of the view that both proposals face similar antitrust issues and that both investigations will involve the same data and be conducted under the same legal standards and on essentially the same timetable.

We are also concerned that you have questioned our commitment to seeing our offer through the antitrust process and taking whatever steps are reasonably required to consummate our offer. You have stated that through your discussions and negotiations with Royal Caribbean you have satisfied yourself that Royal Caribbean is willing to take such steps, although you have to our knowledge not commented on what those steps could be. We have publicly confirmed our commitment to our offer, including in our announcement of 4 February 2002, where we stated that we were "fully committed.... to pursuing the regulatory reviews in the US and Europe to their ultimate conclusion". However, the comments that you have made seem to support our view that the level of comfort you are seeking can only be obtained through dialogue and cannot be satisfied through legal language and contractual commitments. We are therefore proposing a meeting to discuss these issues and to demonstrate the commitment we have to seeing through the antitrust process.

We would like to take this opportunity to reaffirm that Carnival is prepared to discuss a DLC or similar structure but we have been advised that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. It is not feasible for us to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but Carnival is prepared to work in good faith with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Increased Offer.

I am currently in London and free to meet with you at any time to discuss the above. I firmly believe that such a meeting will enable you to understand that our offer is as deliverable as the Royal Caribbean Proposal and that such a meeting is in the interest of your shareholders.

I look forward to hearing from you shortly,

Yours sincerely



M. Arison
Chairman and CEO
                                                                               "

ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton


Terms used in this announcement have the same meaning as in the Announcement dated 7 February 2002.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of 1 per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of 16 December 2001 until the first closing date of the Revised Offer or, if later, the date on which the Revised Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                      DESCRIPTION OF CARNIVAL'S BUSINESSES


Carnival Corporation, a Panamanian corporation, and its consolidated subsidiaries (referred to collectively as the "Company") operates six cruise lines under the brand names Carnival Cruise Lines ("Carnival"), Costa, Cunard Lines ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours. Carnival operates 16 cruise ships primarily to the Bahamas, Caribbean and the Mexican Riviera. Holland America operates 11 cruise ships primarily in Alaska, the Caribbean and Europe. Costa operates 7 cruise ships primarily in Europe, the Caribbean and South America. Cunard and Seabourn operate two and three luxury cruise ships, respectively, to world-wide destinations and Windstar operates four luxury, sail powered ships primarily in the Caribbean, Europe and Central America. In total Carnival's various brands operate 43 ships and 60,382 berths. Carnival has 14 ships on order, which will offer a further 32,624 berths. These ships are expected to enter service over the period from the second quarter 2002 through to 2005. Holland America Tours markets sightseeing tours both separately and as a part of its cruise/tour packages. Holland America Tours operates 14 hotels and inns in Alaska and the Canadian Yukon, two luxury day boats offering tours to the glaciers of Alaska and the Yukon River, more than 300 motor coaches, vans and trolleys for tour and Charter use in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed railcars which are run on the Alaska Railroad between Anchorage and Fairbanks.